Exhibit 99.1

Opera sells its stake in Star X (StarMaker) for $83.5 million, earning a 178% cash gain

OSLO, Norway, April 21, 2022 /PRNewswire/ -- Opera Limited (Nasdaq: OPRA) ("Opera") announced that it has sold its 19.35% ownership interest in Star Group Interactive Inc. (“Star X”, formerly known as “StarMaker”), to Kunlun Tech Limited (“Kunlun”), its parent company, for $83.5 million in cash. The transaction closed on the same date. Within ten business days, an initial $28.4 million will be paid, with the remaining consideration to be paid in two equal installments by December 31st of 2023 and 2024 with no contingencies. Opera will collect 3.5% simple annual interest on the deferred installments.

Star X is a fast-growing technology-driven social media company focused on audio-centric social networking, which is popular in emerging markets like Southeast Asia and the Middle East. Opera acquired the investment in 2018 for a total consideration of $30 million. The sale represents a 178% cash-on-cash return on Opera’s investment, and an increase of $26.4 million relative to the unaudited fair value previously included in Opera's quarterly reporting. The Kunlun group was already the controlling shareholder of Star X prior to this transaction. After receiving an indication of interest from Kunlun, Opera engaged an independent financial advisor to cultivate alternative offers, and ultimately perform a valuation analysis on behalf of Opera’s Board of Directors and its audit committee that concluded that the transaction would be within the fair valuation range, from a financial point of view.

“We are very pleased to realize a significant return on our investment for all of our shareholders,” said Opera co-CEO Song Lin. “With the sale of Nanobank in March, and this recently-completed sale of Star X, we are able to further strengthen our balance sheet and redouble our focus on the exciting opportunities ahead for our core business.”

About Opera

Opera is a global web innovator with an engaged and growing base of hundreds of millions of monthly active users who seek a better internet experience. Building on over 25 years of innovation that started with browser products, Opera is now leveraging its brand and highly engaged user base in order to expand its business into new segments. Today, Opera offers users around the world a range of products and services that include PC and mobile browsers, the newsreader Opera News, and apps dedicated to gaming, e-commerce and classifieds. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA).

Learn more about Opera at www.investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com

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